UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4*

RUBY CREEK RESOURCES, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

David Bukzin

Booha Family Partners

6 Rustic Lane

Westport, CT  06880

(212) 485-5600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. 3)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Booha Family Partners

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON
PN

* See response to Item 5(a) and Item 5(b).

SCHEDULE 13D

(Amendment No. 4)

CUSIP NO. 68158N106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
David Bukzin

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,734,877*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,734,877*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,734,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.46%**
14	TYPE OF REPORTING PERSON
IN

* See response to Item 5(a) and Item 5(b).

** Based on 34,645,954 shares of the Company’s Common Stock outstanding as of March 28, 2011 as reported by the Company.

SCHEDULE 13D

(Amendment No. 4)

Item 1.  Security and Issuer.

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed on April 6, 2010, as amended by Amendment No 1 filed on July 21, 2010, Amendment No 2 filed on September 28, 2010 and Amendment No 3 filed on December 2, 2010 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Ruby Creek Resources, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of David Bukzin and Booha Family Partners.  Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On March 23, 2011, Booha elected to exercise the November Warrant for an aggregate exercise price of $50,000.  These funds were obtained from the working capital of Booha.  Subsequent to the exercise of the November Warrant, Booha made a distribution to its partners of all of the Company’s securities owned by it.  Accordingly, David Bukzin received 4,994,877 shares of Common Stock and warrants to purchase 1,690,000 shares of Common Stock from Booha.  Mr. Bukzin subsequently made gifts of an aggregate 150,000 shares of Common Stock to various unrelated individuals and entities.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

This amendment is being filed to disclose that on March 23, 2011 Booha exercise the November Warrant in full into an aggregate of 1,000,000 shares of the Company’s Common Stock.  In addition, on such date, Booha distributed all shares of Company Common Stock held by it to its partners, with 4,994,877 shares of Common Stock being transferred to Mr. Bukzin.  On March 30, 2011, Booha distributed warrants to  purchase 1,690,000 shares of Common Stock to Mr. Bukzin, with the result that Booha is no longer a beneficial owner of the Company’s securities. Lastly, Mr. Bukzin  subsequently gifted an aggregate of 150,000 shares of Common Stock to unrelated parties.

The Reporting Person intends to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Person, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Person may decide to convert and/or exercise all or a portion of the derivative securities set forth herein and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Person have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) As of the date hereof, Booha beneficially owns no shares of common stock.

(a)(2)As of the date hereof, Mr. Bukzin is the beneficial owner of 7,723,877 shares of Common Stock, which beneficial ownership includes 1,690,000 shares issuable under vested warrants.  Such beneficial ownership equals 21.46% of the Company’s issued and outstanding Common Stock.

Assuming the exercise of all warrants in full held by the Reporting Person:

(b)(1) Mr. Bukzin has the sole power to vote or to direct the vote and dispose or to direct the disposition of 7,734,877 shares of Common Stock owned by him.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e)(1)  On March 23, 2011, Booha ceased to be a 5% beneficial owner of the Company’s Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

1                          Joint Filing Agreement dated March 30, 2011 by and among Booha Family Partnership and David Bukzin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30 2011

BOOHA FAMILY PARTNERSHIP

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: March 30, 2011

BOOHA FAMILY PARTNER.

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin